UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2009

Commission File No.:  001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada  M5G 1L7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐

Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐

No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐

No  ☒

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document
99.1

Management Information Circular dated November 6, 2009 (excluding the first six paragraphs of the Section entitled “Compensation Discussion and Analysis” and the information under “Performance Graph”, which shall be deemed not to be incorporated by reference).

99.2	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: November 12, 2009	By: /s/ Elie Farah Name: Elie Farah Title: President and Chief Financial Officer